JAMES D. EVANS	October 11, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Krebs, Special Counsel Jeff Kauten, Staff Attorney
Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	Bill.com Holdings, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted September 6, 2019 CIK No. 0001786352

Ladies and Gentlemen:

On behalf of Bill.com Holdings, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001786352) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 6, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 3, 2019 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company respectfully advises the Staff that it has revised Draft No. 2 to update certain other disclosures.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview

Our Opportunity, page 3

1.

We note your disclosure that North American companies make $25 trillion of business-to-business payments annually. For context, please disclose the dollar amount of business-to-business payments made by small and midsize businesses.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 88 of Draft No. 2 to provide a Deloitte estimate of the total dollar amount of business-to-business payments made by small and midsize businesses in 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Dollar-Based Retention Rate, page 64

2.

Please revise to disclose how net dollar-based retention rate is used to monitor your business. Also, revise to provide the actual percentage of net dollar-based retention for each of the eight fiscal quarters preceding the quarterly period ended June 30, 2019 and discuss any significant fluctuations in such rates.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Draft No. 2 to discuss further how the Company uses net dollar-based retention rate to monitor its business. This revised disclosure no longer refers to the preceding eight fiscal quarters individually, and instead discloses net dollar-based retention on the basis of a trailing four-quarter period. The Company believes that measuring net dollar-based retention rate in this manner provides prospective investors a better understanding of the Company’s business by reflecting customer trends over time.

Cohort Analysis, page 65

3.	Please revise to disclose why you exclude customers acquired through financial institutions from your cohort analysis.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Draft No. 2 to explain that it excludes customers acquired through financial institutions from its cohort analysis because the Company’s payment arrangement with financial institutions differs from that of other partners.

4.	We note your disclosure on page 66 that contribution margin is not calculated in accordance with GAAP. Please revise to clarify how your calculations of revenues and expenses differ from GAAP.

In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 65 of Draft No. 2 to provide further explanation of these calculations.

Key Factors Affecting Our Performance, page 66

5.

Please discuss your dependence on your relationships with accounting firms, financial institutions and Intuit and how they impact the key factors affecting your performance. For example, we note your disclosure on page 17 that your relationships with accounting firms accounted for approximately 54% of your total customers and 47% of your revenues for fiscal 2019 due, in part, to being an exclusive provider of business bill payment services for CPA.com. Please similarly discuss and quantify how your relationships with accounting firms, financial institutions and Intuit impacted these and other key performance factors for all periods presented. Discuss trends and whether you expect the trends to continue. To provide further context, describe the material terms of your key relationships, such as with CPA.com.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Draft No. 2 to clarify the nature of its relationships with its accounting firm customers. The Company respectfully advises the Staff that its exclusive arrangement with CPA.com is a marketing arrangement; the Company makes sales to, and contracts with, its accounting firm customers directly. The Company believes that the reasons that would cause an individual firm to adopt or terminate its use of the Company’s platform are specific to that firm and are not necessarily dependent on the Company’s marketing relationship with CPA.com or any other marketing method. Sales to accounting firm customers are generally made independent of one another, and no single accounting firm client individually represents a material amount of the Company’s revenue. The risk factor on page 17 is intended to convey the importance of the Company’s business with accounting firms broadly, and the reference to CPA.com to illustrate a marketing relationship through which those customer relationships are formed.

In addition, the Company respectfully advises the Staff that although it has described relationships with accounting firms, financial institutions and Intuit on pages 17 and 18 to illustrate how it reaches certain of its customers, the Company believes that neither its relationships with these types of institutions nor the relationships between these institutions and the Company’s customers have distinguishing characteristics that would constitute, or otherwise contribute to, key factors affecting the Company’s performance. The broader economic and technological factors that make it efficient for SMBs to adopt the Company’s platform are the same irrespective of the manner in which a SMB is introduced to the Company. Ultimately, the expansion of the Company’s customer base and revenues is driven by the adoption by SMB clients themselves, who must decide independently to use the Company’s products and services. For these reasons, the Company does not believe that the method of introduction to the Company’s platform represents trends in the Company’s results of operations, nor would further discussion or quantification of these categories of customers assist investors’ understanding of the Company’s business.

Key Business Metrics, page 67

6.	Please clarify whether your total payment volume metric is net of reversals.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Draft No. 2 to clarify that total payment volume includes payments which are subsequently reversed. The Company notes that such payments represented approximately 1% of total payment volume for the fiscal year ended June 30, 2019.

7.

We note that you generate revenue from transaction fees that you charge on either a fixed or variable rate per transaction and, therefore, your revenues are influenced by both the number and value of transactions. Please revise to discuss and quantify the number of transactions for each period.

In response to the Staff’s comment, the Company has revised its disclosure on pages 59, 67 and 68 of Draft No. 2 to disclose the number of transactions processed by the Company for each period indicated.

Business

Overview, page 84

8.	Please confirm that you have obtained consents from each individual quoted on pages 84 and 85.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

The Company respectfully advises the Staff that the Company has obtained consents from each individual quoted on pages 84 and 85.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

9.	Please tell us where cash flows from “funds held for customers” and “customer fund deposits” are reflected in the cash flows statements and explain your basis for such classification.

The Company respectfully advises the Staff that the cash flows from “funds held for customers” and “customer fund deposits” were not presented in the statements of cash flows as the changes offset each other. In response to the Staff’s comment, the Company has revised the consolidated statements of cash flows on page F-7 of Draft No. 2 to present these cash flows on a gross basis within cash flows from investing activities in accordance with ASC 230-10-45-11. As the Company invests funds held for customers in short-term marketable debt securities, the cash flows from the purchase of those short-term marketable securities have been combined with the Company’s purchases of similar investments in a line item entitled “Purchases of corporate and customer fund short-term investments.” Similarly, the cash flows from the proceeds from maturities of funds held for customers in short-term investments have been combined with the Company’s proceeds from maturities of similar investments on a line item entitled “Proceeds from maturities of corporate and customer fund short-term investments.” The net change in cash and cash equivalents included in funds held for customers has been presented as a separate line item entitled “Decrease (increase) in restricted cash and cash equivalents included in funds held for customers” within investing activities. Lastly, cash flows from the change in the customer fund deposits liability has been presented in a separate line item within investing activities.

Notes to Consolidated Financial Statements

Note 1. The Company and Its Significant Accounting Policies

Revenue recognition, page F-10

10.

We note your disclosure that the transaction price from non-cancelable annual contracts, including subscription and estimated transaction fees, is recognized based on the proportion of transactions processed to total estimated transactions. Please explain the basis for your accounting and refer to the authoritative guidance you relied upon. As part of your response, please tell us how you considered ASC 606-10-32-40. Also, please tell us the amount of revenue recognized from non-cancelable annual contracts in the periods presented.

The Company’s non-cancelable annual contracts are comprised of a single performance obligation to provide access to the functionality of its cloud-based payments platform to process transactions. The transaction price for these contracts is comprised of a fixed annual subscription fee, prepaid transactions, and transaction-based fees for any overages (“overage fees”). The Company observes that allocating overage fees to part of the series of distinct services identified in the contract would result in fixed consideration being recognized to process transactions in earlier periods and fixed plus variable consideration being recognized in later periods of the series. Therefore, the Company does not believe allocating the overage fees entirely to part of the distinct performance obligation is consistent with the allocation objective in ASC 606-10-32-28 when considering all of the payment terms in the contract. That is, the Company does not meet criterion (b) in ASC 606-10-32-40 to apply the variable consideration allocation exception. Therefore, the Company has estimated the variable consideration related to overage fees and will update the estimate each reporting period in accordance with ASC 606-10-32-5.

To determine the Company’s measure of progress, it considered the guidance in ASC 606-10-25-31 and ASC 606-10-25-33 as well as TRG Agenda Paper No. 16, Stand Ready Obligations. TRG members generally agreed that a straight-line basis of recognition may not be appropriate in certain circumstances including when the pattern of benefit to the customer, as well as the entity’s effort to fulfill the performance obligation, is not even throughout the year. In those cases, in selecting the appropriate measure of progress, an entity should consider the substance of the stand-ready obligation to ensure that the measure of progress aligns with the entity’s effort in standing ready to perform. Based on this guidance, the Company determined that the proportion of transactions processed to total estimated transactions (i.e., usage) represented the most appropriate measure of progress. The Company also advises the Staff that the difference between the use of this measure of progress and the use of a straight-line method is not material to the financial statements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

The total amount of revenue recognized from non-cancelable annual contracts amounted to $3.4 million and $3.2 million in the years ended June 30, 2019 and 2018, respectively, which were less than 5% of total revenue in each of those years.

Deferred costs, page F-12

11.

Revise to disclose if additional sales commissions are paid upon contract renewal and, if so, whether such amounts are commensurate with the initial commissions. In addition, disclose how commissions paid for renewals are considered in your estimated benefit period and the period of time over which you amortize commission costs related to contract renewals. Refer to ASC 340-40-35-1 and 340-40-50-2.

In response to the Staff’s comment, the Company has revised disclosure relating to its accounting policy on page F-12. The Company respectfully advises the Staff that sales commissions are paid on contract renewals and such commissions are not commensurate with the initial commissions. The estimated benefit period over which capitalized commissions are amortized is four to six years, which takes into consideration the initial contract term, ranging from one to three years, and expected renewal periods. Sales commissions on contract renewals were not material during the fiscal years ended June 30, 2018 and 2019 at $29,000 and $49,000, respectively, and were expensed as incurred.

12.

You disclose on page 69 that sales and marketing expense includes costs to market and promote your platform through partnership arrangements. Please tell us how you determined such classification. Refer to ASC 606-10-32-25 and 26. As part of your response, please quantify these expenses for the period presented.

The Company respectfully advises the Staff that the costs recorded within sales and marketing expense from partnership arrangements are comprised of contracts with third-party service providers such as accounting software providers and marketing service providers of accounting organizations. These service providers are not the Company’s customers; rather, these service providers market the Company’s platform primarily to accounting firms, which in turn allows the Company to further grow its customer base. Therefore, the Company classified the costs incurred from partnership agreements as sales and marketing expenses. ASC 606-10-32-25 and 26 are applicable to a “consideration payable to a customer.” Since the third-party service providers are not customers of the Company and the associated partnership agreements are not contracts with customers, the Company did not apply ASC 606-10-32-25 and 26 in determining the classification of the costs incurred under the partnership agreements. Total costs related to such arrangements were $2.4 million and $2.7 million during the years ended June 30, 2018 and 2019, respectively.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

New accounting pronouncements, page F-14

13.	Please tell us what consideration was given to disclosing the potential effects of the adoption of ASU 2016-15, ASU 2016-18 and ASU 2017-01. Refer for SAB Topic 11M.

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of Draft No. 2 to include the potential effects of the adoption of ASU 2016-15 and ASU 2016-18 and the expected dates of adoption.

ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. This ASU is not applicable to the Company as the Company did not enter into such transactions during the periods presented. As such, it is not disclosed in the notes to consolidated financial statements.

Note 4. Funds Held for Customers, page F-20

14.

Please revise to describe the restrictions applicable to the customer fund assets. In this regard, it appears that the assets are intended for the specific purpose of satisfying client fund obligations and therefore not freely available for general business use. Refer to Rule 5-02(1) of Regulation S-X.

In response to the Staff’s comment, the Company has expanded the disclosure on page F-9 of Note 1 in Draft No. 2 to clarify that customer fund assets are restricted to satisfying customers’ fund obligations.

The Company respectfully advises the Staff that customer fund assets are intended for satisfying the Company’s money transmission obligations to its customers. These funds are held in trust for the benefit of the Company’s customers and therefore are not available for general business use. The Company is able to temporarily invest customer fund assets in certain investment securities, but is unable to use the funds for general corporate purposes. The types of investments that the Company can make with the customer fund assets are governed by the Company’s investment policy which is approved by its board of directors and subject to restrictions under applicable state money transmitter regulations including limitations on permissible investments, maximum maturity and security concentration limits.

Note 8. Stock-Based Compensation, page F-24

15.

Please provide us with a breakdown of all stock-based compensation grants during 2019 and the fair value of the underlying common stock used to value such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

The Company respectfully advises the staff that it granted the following options commencing January 1, 2019 through the date of the filing of its draft registration statement:

Grant Date	Number of Options Granted	Fair Value of Common Stock
February 13, 2019	5,575,570	$4.38
May 15, 2019	2,555,850	$5.60
July 22, 2019	1,932,000	$6.70
August 6, 2019	1,151,500	$6.70
Total	11,214,920

The Company performed valuations of its common stock from time to time, generally as of the end of each fiscal quarter. The fair value of $4.38 per share, as estimated in the December 31, 2018 valuation, was determined using a PWERM with two probability-weighted scenarios: (i) 25% probability of an IPO by June 30, 2020, and (ii) 75% probability of remaining private for 2.5 years. The valuation considered the initial closing of the Series H redeemable convertible preferred stock financing that occurred in December 2018 whereby the Company issued 8.4 million shares for net proceeds of $67.1 million, or $8.3077 per share. The valuation also considered the 2.2 million shares of Series H redeemable convertible preferred stock that were issued during the three months ended March 31, 2019 for net proceeds of $18.1 million. With the exception of the Series H redeemable convertible preferred stock financing, the changes in the fair value of the Company’s common stock from period-to-period were not attributable to specific events but to changes in valuation assumptions. The valuation as of March 31, 2019 utilized the same methodology as the December 2018 valuation but included three scenarios and different probabilities: (i) 35% probability of an IPO by June 30, 2020; (ii) 10% probability of a merger/acquisition event by June 30, 2020; and (iii) 55% probability of remaining private for 2.5 years. The increase in the probability of the IPO scenario and the introduction of the merger/acquisition scenario as well as the decrease in the expected term of such events due to the passage of time contributed to the increase in the fair value of the Company’s common stock from $4.38 per share as of December 31, 2018 to $5.60 per share as of March 31, 2019. The valuation as of June 30, 2019 utilized the same methodology and scenarios as the previous valuation but with different probability weighting attributed to each scenario. The probability weighting of the IPO and merger/acquisition scenarios was increased to 45% and 15%, respectively, while the probability weighting of the remaining private scenario was reduced to 40%. The change in the probabilities and the decrease in the expected term of such events due to the passage of time contributed to the increase in the fair value of the common stock from $5.60 per share as of March 31, 2019 to $6.70 per share as of June 30, 2019.

Note 14. Subsequent Events, page F-32

16.	Please disclose any stock-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has revised its disclosure on page F-32 of Draft No. 2 to disclose stock-based issuances subsequent to the most recent balance sheet date. The Company does not expect the impact of such issuances to be material.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

The Company advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. To the extent that any written communications may in the future be presented to potential investors, the Company will provide the Staff with copies of any such written communications.

18.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Under separate cover, the Company will supplementally provide the Staff with copies of any graphics or artwork that it intends to use in the forepart of the prospectus when available. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

19.	Please disclose the basis for the following assertions in your prospectus:

•	you are a leading provider of cloud-based software (pages 1, 61 and 84); and

•	you maintain a leading position in the market (page 67).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not aware of any competing provider of cloud-based software that is specifically designed for the back-office financial operations of small and medium-size businesses (“SMBs”). As discussed on page 86 of Draft No. 2, existing software approaches generally target only consumers or enterprises, and do not appropriately address the specific needs of SMBs. By contrast, the Company’s platform addresses the accounts payable, accounts receivable, and payment needs of its SMB customers holistically. As a result of the strong adoption of the Company’s platform among SMBs and the absence of direct competitors in the SMB market, the Company maintains that it holds a leading position. In addition, to clarify that the statement “We are a leading provider of cloud-based software that simplifies, digitizes, and automates complex back-office financial operations” is intended to refer to the SMB market, the Company has revised pages 1, 61 and 84 accordingly.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 67 of Draft No. 2 to clarify that the market in which the Company will invest to maintain a leading position is the market for SMB financial back-office software.

*   *   *   *   *   *   *

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	René Lacerte, President and Chief Executive Officer

John Rettig, Chief Financial Officer

Raj Aji, General Counsel and Chief Compliance Officer

Bill.com Holdings, Inc.

Mark C. Stevens

Dawn H. Belt

Nicolas H. R. Dumont

Fenwick & West LLP

Raj S. Judge

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.